Exhibit 99.1

China Yuchai International Announces
2007 Unaudited Net Income Range

Singapore, Singapore – December 1, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it expected its unaudited net income for 2007 to fall within the range of RMB 500 million and RMB 555 million. The Company’s unaudited earnings per share range between RMB 13.41 and RMB 14.89. In 2006, the Company achieved audited net income of RMB 111.3 million, or RMB 2.99 earnings per share. As of December 31, 2007, a total of 37,267,673 shares were issued and outstanding.

As previously reported, unaudited gross revenues for 2007 were approximately RMB 9.5 billion as compared to audited gross revenues of RMB 6.9 billion in 2006.

Unaudited gross profit for 2007 was approximately RMB 1.9 billion as compared to audited gross profit of RMB of 1.3 billion in 2006. The unaudited gross margin was 20.3% in 2007, versus audited gross margin of 18.3% in 2006, an anticipated improvement resulting from a better mix of products.

The Company also wishes to announce that the Board of Directors of Guangxi Yuchai Machinery Limited (“GYMCL”) has agreed to extend the time originally allotted to the original shareholders of Guangxi Yulin Hotel Company Ltd to obtain approval from the provincial government regulatory agency in charge of state-owned assets administration, for the transfer of the entire equity interest in Guangxi Yulin Hotel Company Ltd to GYMCL, from November 30, 2008 to June 30, 2009. Further details of this transaction can be found in our announcement dated April 11, 2008.

Disclaimer Regarding Unaudited Financial Results

The financial information of the Company presented above for fiscal year 2007 are unaudited and may not be necessarily indicative of the audited results. Investors should be aware that the Company has not yet finalized its results for fiscal year 2007 and that the unaudited results could differ materially from the Company’s audited results.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, GYMCL sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com